Mail Stop 4561
Via fax 706-644-1702

April 16, 2010

Mr. Phillip W. Tomlinson
Principal Executive Officer and Chairman of the Board
Total System Services, Inc.
One TYSYS Way
Columbus, Georgia 31901

> **Re:** **Total System Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 1-10254**

Dear Mr. Tomlinson:

We have completed our review of your Form 10-K for the Fiscal Year Ended December 31, 2009 and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief